Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Iran: Step forward for Pars LNG integrated project

Paris, December 7, 2004 — Total announces that it has concluded an agreement with the National Iranian Oil Company (NIOC) setting the framework of the future Pars Liquefied Natural Gas (LNG) project and its main commercial terms. In particular this agreement organizes the relationship between the Pars LNG, in charge of liquefaction activities, and block 11 of South Pars (SP11) attributed to Total (60%) and Petronas (40%) to supply the LNG plant. This agreement is pending approval by Iranian authorities.

The Pars LNG joint venture is a partnership between NIOC (50%), Total (30%) and Petronas (20%). The project is designed for an initial capacity of two trains of 5 million tons of LNG per year each.

This agreement allows the start of engineering studies for both the LNG plant and the SP11 development. These studies will be performed during 2005 and should lead to the decision to launch the project end of 2005 early 2006.

Total’s expertise in the field of LNG coupled with those of Petronas and NIOC will contribute to building a successful international project for the growing worldwide gas market.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com